
November 4, 2020

Daniel Shribman
Chief Executive Officer
B. Riley Principal Merger Corp. II
299 Park Avenue, 21st Floor
New York, NY 10171

> **Re: B. Riley Principal Merger Corp. II**
> **Registration Statement on Form S-1**
> **Filed October 28, 2020**
> **File No. 333-249713**

Dear Mr. Shribman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing